FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of August 20, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|        Form 40-F  |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |  |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |  |        No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated August 19, 2008 announcing Pixelplus’ receipt of bid price notification letter from Nasdaq

Exhibit 99.1

Pixelplus Announces Receipt of Bid Price Notification Letter from Nasdaq

Press Release

SEOUL, South Korea, August 19, 2008 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that the Company received a bid price notification letter from Nasdaq stating that the Company is failing to comply with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. Specifically, Nasdaq’s bid price notification letter, which the Company received on August 18, 2008, states that for the last 30 consecutive business days, the bid price of the Company’s American Depositary Shares has closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (“Rule”). In accordance with Marketplace Rule 4310(c)(8)(D), the Company will be provided 180 calendar days, or until February 10, 2009, to regain compliance.

If compliance with the Rule cannot be demonstrated by February 10, 2009, Nasdaq will determine whether the Company meets The Nasdaq Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. If the Company meets the initial listing criteria, Nasdaq will notify the Company that it has been granted an additional 180 calendar day compliance period.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance systems applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Jessica McCormick at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

E-mail pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

August 20, 2008